Mail Stop 3561

July 6, 2006

Mr. Karl Redekopp
Chief Financial Officer
International Commercial Television, Inc.
10245 Sunrise Place NE
Bainbridge Island, WA

>   **Re: International Commercial Television, Inc.**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2005**
>   **Filed March 31, 2006**
>   **Form 10-QSB for Fiscal Quarter Ended March 31, 2006**
>   **File No. 0-49638**

Dear Mr. Redekopp:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Item 6. Management's Discussion and Analysis or Plan of Operation, page 14

1. Please provide disclosure regarding critical accounting estimates or assumptions in MD&A when:

   - the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and
   - the impact of the estimates and assumptions on financial condition or operating performance is material.

   Please note that such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. See SEC Release 33-8350, which is available on our website at www.sec.gov.

2. Please disclose in MD&A the potential effects of adoption of all accounting standards which have been issued but not yet adopted unless the impact on financial position and results of operations is not expected to be material. See SAB Topic 11:M.

Plan of Operation; Liquidity and Capital Resources, page 16

3. We note your disclosure on page 24 that Kelvin Claney, President and Chief Executive Officer of ICTV, is a joint trustee of The Better Blocks Trust. As such, please tell us your basis under GAAP for recognizing a gain in connection with the interest forgiven on the promissory note by The Better Blocks Trust. Due to the related party nature of the transaction, we would expect the forgiveness of interest to be characterized as a capital transaction. Refer by analogy to footnote 1 to paragraph 20 of APB 26. Further, please include disclosure regarding accounting for the accrued interest forgiven on the note in the footnotes to your financial statements.

Item 8A. Controls and Procedures, page 20

4. Please refer to disclosure controls and procedures defined in Exchange Act Rules 13a-15(e) and 15d-15(e), rather than the old location that you refer to now. See Item 307 of Regulation S-B.

5. We note your statement that "controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives..." Please revise to state clearly, if true, that your disclosure controls and procedures are effective *at that reasonable assurance level*. In the alternative, remove the reference to the level of assurance of your

disclosure controls and procedures. Please refer to Section II.F.4 of SEC Release No. 33-8238, available on our website at www.sec.gov.

6. We note that your certifying officers disclose their conclusions as to the effectiveness of disclosure controls and procedures "within 90 days prior to the date of this report." However, Item 307 of Regulation S-B requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." Please revise accordingly. Please similarly revise Item 3 in Form 10-QSB for the fiscal quarter ended March 31, 2006.

7. You state that there have been no "significant changes in [your] internal controls or in other factors that could significantly affect the controls subsequent to the date [you] completed [your] evaluation." However, Item 308(c) of Regulation S-B requires that you disclose "any change in [your] internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during [your] last fiscal quarter that has materially affected, or is reasonably likely to materially affect, [your] internal control over financial reporting." Revise your disclosures accordingly. Please similarly revise Item 3 in Form 10-QSB for the fiscal quarter ended March 31, 2006.

Consolidated Statements of Deficiency in Assets

8. We note that you recorded a $40,000 debit to Additional Paid-In Capital upon the cancellation of 340,000 stock options during fiscal 2005 while no entry was recorded upon the cancellation of 40,000 stock options during fiscal 2006. Please explain the reason for differing accounting treatment and show us how you calculated the amount recorded to Additional Paid-In Capital.

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Advertising Costs

9. We note your disclosure that you did not incur any significant advertising costs for the years ended December 31, 2005 and 2004. Please confirm to us that you had no expenses related to the production or communication of infomercials during those periods. If you did incur such expenses, please revise your disclosure accordingly. Refer to SOP 93-7.

Stock Options

10. Please include the disclosures required by paragraph 48 of SFAS 123.

11. We note your disclosure that you expect compensation expense to increase approximately $90,000 upon the adoption of SFAS 123R in fiscal 2006. In this regard, please explain why pro forma compensation expense determined under the fair value method was zero for 2005 and 2004. Please show us your calculation, including all significant assumptions.

Note 3. Financial Instruments

12. In note 5, you state that the shareholder agreed to forego all interest owed in connection with the note payable and has amended the note to reflect this; yet, you disclose in note 3 that the carrying amount of the note payable approximates fair value based on the borrowing rate of prime plus 1.0%. Please revise note 3 to disclose the fair value of the note payable based on a borrowing rate of 0.0%.

Note 4. Commitments and Contingencies

TwinTech ™

13. With reference to the authoritative accounting literature you relied on, please tell us your basis for classifying the $800,000 payment to surrender your rights to advertise, promote, market, sell or otherwise distribute TwinTech™ within "Net Sales" rather than non-operating income. We are particularly interested to understand how you determined this transaction relates to your ongoing major or central operations, as contemplated in paragraphs 78-79 of FASB Concepts Statement 6.

14. You disclose that you have agreed to repay Real to Reel's production fee in full settlement of the obligations to a shareholder. Please revise note 4 to disclose how you accounted for such production fee, including the amount of the fee.

Note 9. Segment Reporting

15. Please disclose revenues for each product and service or each group of products and services as required by paragraph 37 of SFAS 131.

Certifications

16. Please revise your certifications to replace references to "annual report" with "report." You may continue to refer to "annual report" in Item 1 of the

certification. Note that the language of the certifications required by Section 302 of Sarbanes Oxley and Item 601(b)(31) of Regulation S-B should not be altered.

17. Please remove paragraph 6 included in your certifications. This statement is not prescribed by Item 601(b)(31) of Regulation S-B.

Form 10-QSB for Fiscal Quarter Ended March 31, 2006

Consolidated Balance Sheet, page 2

18. Please eliminate "Unearned compensation" against the appropriate equity accounts as required by paragraph 74 of SFAS 123R.

Notes to the Consolidated Financial Statements, page 6

Note 1. Summary of Significant Accounting Policies, page 6

Stock options, page 8

19. As you disclose that prior to March 2006 you continued to apply APB 25 in accounting for stock-based employee compensation and you also disclose that you adopted the expense recognition provisions of SFAS 123 in January 2006, please clarify when you adopted SFAS 123(R). If you adopted SFAS 123(R) any later than January 1, 2006, please explain in detail why. Additionally, as you disclosed in note 1 in Form 10-KSB for the fiscal year ended December 31, 2005 that you estimate the increase in compensation expense for fiscal year 2006 due to the adoption of SFAS 123(R) will be approximately $90,000, net of tax, please explain to us why you recorded no compensation expense for the three months ended March 31, 2006. In doing so, show us how you calculated compensation expense of zero for the portion of awards outstanding as of the SFAS 123(R) adoption date for which the requisite service was rendered during the three months ended March 31, 2006. Ensure you tell us the significant assumptions used in calculating the fair value of options.

Item 3. Controls and Procedures, page 22

20. You state that your certifying officers concluded that your disclosure controls and procedures were effective "in ensuring that information required to be disclosed by [you] in the reports that [you] file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods and requirements specified by the Securities and Exchange Commission's rules and forms." Please revise your conclusion to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e) rather than the summarized definition you include now. In this regard,

please revise to state, if true, whether the same officers concluded the controls and procedures were effective to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure."

Exhibits 31.1 and 31.2

Certifications

21. Please revise your certifications to replace references to "quarterly report" with "report." You may continue to refer to "quarterly report" in Item 1 of the certification. Note that the language of the certifications required by Section 302 of Sarbanes Oxley and Item 601(b)(31) of Regulation S-B should not be altered.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Staff Accountant Sarah Goldberg at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843 with any other questions.

           Sincerely,

           George F. Ohsiek, Jr.
           Branch Chief